Exhibit 99.1

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2019

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2019

___________________

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SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	943	3,717
Restricted deposits	107	104
Accounts receivable:
Trade, net	781	854
Other	1,451	231
	3,282	4,906
NON-CURRENT ASSETS:
Property, plant and equipment, net	330	143
Right of use assets	534	-
Goodwill	8,112	523
Intangible assets, net	5,510	796
	14,486	1,462
TOTAL ASSETS	17,768	6,368
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	24	-
Accounts payable and accruals:
Trade	1,602	103
Other	1,325	951
Contract liabilities	615	495
Contingent consideration	2,011	-
Short-term lease liabilities	219	-
Liability in respect of the Israeli Innovation Authority	27	49
	5,823	1,598
NON-CURRENT LIABILITIES:
Contract liabilities	186	249
Long-term lease liabilities	367	-
Derivative financial instruments	1,327	729
Convertible debentures	2,527	-
Deferred tax liabilities	1,021	-
Liability in respect of the Israeli Innovation Authority	94	82
	5,522	1,060
TOTAL LIABILITIES	11,345	2,658

EQUITY:
Ordinary shares	-	-
Share premium	46,604	41,594
Other equity reserves	12,018	11,805
Accumulated deficit	(52,199)	(49,689)
TOTAL EQUITY	6,423	3,710
TOTAL EQUITY AND LIABILITIES	17,768	6,368

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Unaudited)

	Six-month period ended June 30		Three-month period ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands, except per share data

REVENUES	821	755	394	297
COST OF REVENUES	416	429	239	206
GROSS PROFIT	405	326	155	91

OPERATING EXPENSES:
Research and development expenses	1,373	1,034	559	547
Selling and marketing expenses	1,637	3,149	739	1,556
General and administrative expenses	1,628	924	956	440
TOTAL OPERATING EXPENSES	4,638	5,107	2,254	2,543

OPERATING LOSS	(4,233)	(4,781)	(2,099)	(2,452)

FINANCIAL EXPENSE	(221)	(85)	(44)	(67)
FINANCIAL INCOME	1,941	957	1,914	214
FINANCIAL INCOME (EXPENSE), net	1,720	872	1,870	147

LOSS BEFORE TAXES ON INCOME	(2,513)	(3,909)	(229)	(2,305)
TAXES ON INCOME	3	(3)	3	(3)
NET LOSS FOR THE PERIOD	(2,510)	(3,912)	(226)	(2,308)

BASIC LOSS PER SHARE (IN DOLLARS)	(0.02)	(0.18)	(0.00)	(0.10)
DILUTED LOSS PER SHARE (IN DOLLARS)	(0.02)	(0.20)	(0.01)	(0.11)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC LOSS PER SHARE	112,141	21,552	122,350	22,781
DILUTED LOSS PER SHARE	134,439	22,636	214,630	23,185

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2019
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2019:	-	41,594	11,805	(49,689)	3,710
Conversion of convertible debentures	-	224	-	-	224
Issuance of shares in a business combination	-	3,568	-	-	3,568
Exercise of options	-	902	-	-	902
Issuance of shares and options to service providers	-	129	155	-	284
Expiry of options	-	187	(187)	-	-
Share-based payments	-	-	245	-	245
Net loss for the period	-	-	-	(2,510)	(2,510)
BALANCE AT JUNE 30, 2019	-	46,604	12,018	(52,199)	6,423

BALANCE AT JANUARY 1, 2018
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2018:	-	28,494	12,583	(37,936)	3,141
Exercise of options	-	791	(689)	-	102
Expiry of options	-	66	(66)	-	-
Share-based payments	-	-	305	-	305
Placement of shares, net of issuance costs of $187 thousand	-	2,200	23	-	2,223
Exercise of anti-dilution feature	-	34	-	-	34
Net loss for the period	-	-	-	(3,912)	(3,912)
BALANCE AT JUNE 30, 2018	-	31,585	12,156	(41,848)	1,893

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended June 30
	2019	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(2,510)	(3,912)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	(40)	(30)
Change in financial liabilities at fair value through profit or loss	(1,746)	(953)
Issuance expenses	-	39
Exchange rate differences related to restriced deposits	(3)	-
Depreciation and amortization	277	156
Share-based payments	684	305
	(828)	(483)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	203	(95)
Increase in other receivables	(1,045)	(24)
Increase in trade payables	1,329	16
Increase (decrease) in other payables	(112)	28
Decrease in deferred tax liabilities	(5)	-
Increase (decrease) in contract liabilities	(42)	286
	328	211
Net cash used in operating activities	(3,010)	(4,184)
CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired, see note 8	(5,741)	-
Purchase of property, plant and equipment	(17)	(34)
Net cash used in investing activities	(5,758)	(34)

CASH FLOWS FROM FINANCING ACTIVITIES:
Israeli Innovation Authority, net	(22)	(21)
Proceeds from convertible debentures, warrants and option	6,000	-
Lease payments (interest and principal)	(24)	-
Proceeds from public and private offerings, net of issuance expenses	-	2,588
Proceeds from exercise of options and warrants	-	102
Net cash provided by financing activities	5,954	2,669

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended June 30
	2019	2018
	U.S. dollars in thousands

DECREASE IN CASH AND CASH EQUIVALENTS	(2,814)	(1,549)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,717	3,514
EFFECT OF EXCHANGE RATE DIFFERENCES IN RESPECT OF CASH AND CASH EQUIVALENTS	40	30
CASH AND CASH EQUIVALENTS AT END OF PERIOD	943	1,995

SUPPLEMENTARY DATA ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Shares issued in a business combination, see note 8	3,568	-
Conversion of convertible debenture	224	-
Classification to equity of series B warrants	902
Contingent consideration assumed in a business combination, see note 8	2,008	-
Issuance of options to consultants (issuance costs)	-	(23)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Safe-T Group Ltd. (hereinafter - “Company”) is a holding company, which is engaged, as of this date, through its subsidiaries NetNut Ltd. (Hereinafter - “NetNut”), Safe-T Data A.R Ltd. (hereinafter - “Safe-T”) and Safe-T’s subsidiary Safe-T USA Inc. (hereinafter - “Safe-T Inc.”) in the development, marketing and sales of solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity as well as enabling smooth and efficient traffic flow, interruption-free service. For further information regarding NetNut acquisition on June 12, 2019, see note 8.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (hereinafter - “TASE”) and as of August 17, 2018, the Company’s American Depository Shares (hereinafter - “ADSs”) are listed on the Nasdaq Capital Market (hereinafter - “Nasdaq”).

c.	The Company has an accumulated deficit as of June 30, 2019, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has sufficient resources to fund operations until November 2019. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

NOTE 2 - BASIS OF PREPARATION:

a.	Basis of presentation

The Company’s condensed consolidated financial statements for the six and three month periods ended June 30, 2019 have been prepared in accordance with International Accounting Standard (hereinafter - “IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2018 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (hereinafter - “IFRS”) as published by the International Accounting Standards Board (hereinafter – “IASB”). The results of operations for the six and three month periods ended June 30, 2019 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2019 or for any other interim period.

b.	Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2018.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2018, except for the below mentioned:

a.	IFRS 16, “Leases” (hereinafter - “IFRS 16”)

IFRS 16 replaces upon first-time implementation the existing guidance in IAS 17 “Leases” (hereinafter - “IAS 17”). The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to impact mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

IFRS 16 also changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

The Company adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach, and as a result did not adjust prior periods.

In respect of agreements in which the Company is the lessee, the Company elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Company recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard has no an effect on the retained earnings balance.

As part of the first-time application of the standard, the Company has elected to apply the following practical expedients:

In respect of leases in which the Company is the lessee, to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

For leases in which the Company is the lessee, not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

For leases in which the Company is the lessee, to exclude initial direct costs from the measurement of the right-of-use asset upon initial application.

For leases in which the Company is the lessee, to use hindsight in determining the lease term where the contract includes extension or termination options.

Furthermore, it should be noted that the Company elected to apply the exemption regarding the recognition of short-term leases and leases in which the value of the underlying asset is low.

The effect upon first-time implementation on the Company’s condensed consolidated statement of financial position are: right-of-use lease assets of approximately $166 thousand, current lease liabilities of approximately $97 thousand and non-current lease liabilities of approximately $69 thousand

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Business combination

The Company accounts for business combination by applying the acquisition method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, and the liabilities incurred by the acquirer to former owners of the acquiree in exchange for control of the acquiree. The consideration transferred also includes the fair value of any asset or liability arising from a contingent consideration arrangement.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Identified assets acquired and liabilities assumed as part of a business combination are initially measured at fair value at the acquisition date, except for certain exceptions in accordance with International Financial Reporting Standard 3 “Business Combinations” (Revised) (hereinafter - “IFRS 3R”).

Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration classified as an assets or liability, are recognized in accordance with International Financial Reporting Standard 9 “Financial Instruments” (hereinafter - “IFRS 9”) in profit or loss.

c.	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker in the Company, who is responsible for allocating resources and assessing the performance of the operating segments. See note 10.

d.	Unrecognized day 1 loss

A financial liability, in which upon initial recognition, the transaction price is different than its fair value is initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“day 1 loss”).

After initial recognition, the unrecognized day 1 loss of the said financial liability is amortized over the contractual life of each financial liability.

Upon conversion or exercise of convertible debentures or warrants (including green-shoe option) for which an unrecognized day 1 loss exists, the carrying amounts are classified to equity.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - DISAGGREGATED REVENUE DATA:

a.	Set forth below is a breakdown of the Company’s revenue by geographic regions:

	Six-month period ended June 30		Three-month period ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands

Israel	535	479	219	208
USA	191	166	137	85
Other	95	110	38	4
Total	821	755	394	297

b.	Set forth below is a breakdown of the Company’s revenue by revenue stream:

	Six-month period ended June 30		Three-month period ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands
Revenues:
Revenues from sale of licenses	328	408	50	96
Revenues from provision of maintenance and support services	360	298	219	166
Revenues from SAAS (“software as a service”) arrangements	119	-	119	-
Revenues from provision of other services	14	49	6	35
Total revenues	821	755	394	297

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.	Fair value disclosure

Level 1 financial instruments:

The Company has a financial liability in respect of derivative financial instruments, which is measured at fair value through profit or loss. As of December 31, 2018, the amount of the financial liability is $729 thousand.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of June 30, 2019 and December 31, 2018.

b.	Fair value measurements based on unobservable data (level 3)

The Company evaluated the fair value of convertible debentures, contingent consideration, derivative financial instruments and anti-dilution feature that were issued in connection with capital raising rounds.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

The following table presents the changes in level 3 instruments for the six-month period ended June 30, 2019 (unaudited):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of January 1, 2019	-	-	-	-
Initial recognition of financial liability	2,011	9,127	7,565	18,703
Initial recognition of unrecognized day 1 loss	-	(5,836)	(4,856)	(10,692)
Conversion of financial liability	-	(224)	-	(224)
Amortization of unrecognized day 1 loss	-	353	457	810
Finance income	(3)	(893)	(1,839)	(2,735)
Balance as of June 30, 2019	2,008	2,527	1,327	5,862
Total unrealized gains for the period included in profit or loss for liabilities held at the end of the reporting period	(3)	(893)	(1,839)	(2,735)

The following table presents the changes in level 3 instruments for the six-month period ended June 30, 2018 (unaudited):

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2018	692	61	753
Initial recognition of financial liability	497	18	515
Finance income	(721)	(56)	(777)
Balance as of June 30, 2018	468	23	491
Total unrealized gains for the period included in profit or loss for liabilities held at the end of the reporting period	(721)	(56)	(777)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

The following table presents the changes in level 3 instruments for the three-month period ended June 30, 2019 (unaudited):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of April 1, 2019	-	-	-	-
Initial recognition of financial liability	2,011	9,127	7,565	18,703
Initial recognition of unrecognized day 1 loss	-	(5,836)	(4,856)	(10,692)
Amortization of unrecognized day 1 loss	-	353	457	810
Conversion of financial liability	-	(224)	-	(224)
Finance income	(3)	(893)	(1,839)	(2,735)
Balance as of June 30, 2019	2,008	2,527	1,327	5,862
Total unrealized gains for the period included in profit or loss for liabilities held at the end of the reporting period	(3)	(893)	(1,839)	(2,735)

The following table presents the changes in level 3 instruments for the three-month period ended June 30, 2018 (unaudited):

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of April 1, 2018	181	3	184
Initial recognition of financial liability	497	18	515
Finance expenses (income)	(210)	2	(208)
Balance as of June 30, 2018	468	23	491
Total unrealized losses (gains) for the period included in profit or loss for liabilities held at the end of the reporting period	(210)	2	(208)

c.	Fair value of financial assets and financial liabilities measured at amortized cost

Assets and liabilities, which are not measured on a recurrent basis at fair value, are presented at their carrying amount, which approximates their fair value.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - CONVERTIBLE DEBENTURES

On April 9, 2019, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain lenders (“Lenders”), according to which the Company obtained a convertible loan in an aggregate amount of $6 million (“Transaction Price”), for the issuance of convertible debentures (“Convertible Debentures”, or “Debentures”) and 2,926,830 warrants (“Warrants”) to purchase 2,926,830 ADSs. The first tranche of the loan, in the amount of $1 million was received during April 2019, and the second tranche, in the amount of $5 million, was received during June 2019.

The Convertible Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Debentures initial conversion rate was set to $2.05 per ADS, and then was reset to $1.65 following triggering an adjustment mechanism that was agreed upon in the Agreement. The conversion price will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance, and the Debentures contain other customary anti-dilution features, with the Black-Scholes value of the Debentures payable upon the occurrence of a fundamental transaction. The Company can redeem the Debentures after the Effective Date (as defined in the Agreement) upon 20 trading days prior notice to the Lenders at 120% of the principal amount of the Debentures, plus accrued interest.

The Warrants have an exercise price per ADS of $2.3575, a 5-year term and will be exercisable for cash or on a cashless basis if no resale registration statement is available for resale of the ADSs issuable upon exercise. The exercise price will be reset, but not below $0.40, if within 18-month from the issuance there is a subsequent issuance of the Company’s securities below the exercise price, to the price of the subsequent issuance, and the Warrants contain other customary anti-dilution features, with the Black-Scholes value of the Warrants payable upon the occurrence of a fundamental transaction.

The Lenders were granted a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing. The Lenders have a right to purchase additional Debentures on the same terms until 6 months from the Effective Date (“Green-Shoe Option”).

For accounting purposes, these financial instruments were classified as long-term financial liabilities in the condensed consolidated statement of financial position as of June 30, 2019 (the Warrants and Green-Shoe Option as “derivative financial instruments” and the Debentures as “convertible debenture”). The Convertible Debentures were designated at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The Warrants and Green-Shoe Option are derivative financial instruments measured at fair value through profit or loss. These financial liabilities were initially recognized at fair value, adjusted to defer the difference between the fair value at initial recognition and the Transaction Price (“day 1 loss”). These financial liabilities are measured at fair value in each period-end while unrecognized day 1 loss is amortized over the contractual life of each instrument.

During June 2019, the Lenders were issued 346,428 ADSs upon conversion of Debentures, and as a result, a net amount of $224 thousand was classified to equity. As of June 30, 2019, the convertible debentures and the derivative financial instruments totaled to $2,527 thousand and $1,327 thousand, respectively. See also note 11 for subsequent events occurred after the balance sheet date.

NOTE 7 - EQUITY:

a.	Composition of share capital:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	June 30, 2019		December 31, 2018
Ordinary shares of no par value	5,000,000,000	188,986,990	1,000,000,000	55,473,813

b.	For further information regarding the Company’s issuance of shares, see note 6 and note 8.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - BUSINESS COMBINATION

On April 4, 2019, the Company entered into a Share and Asset Purchase Agreement with NetNut, pursuant to which the Company will acquire all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”).

In consideration for the Purchased Shares, the Company shall pay NetNut’s shareholders:

An amount equal to $3,400 thousand (the “Initial Shares Purchase Price”), out of which (i) $1,614,742 will be paid on Closing (as defined below) in immediate funds (in addition to an amount of $250 thousand down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175,257 will be deposited in escrow; and (iii) $1,360 thousand will be paid by issuance of 24,347,410 ordinary shares of the Company (based on NIS 0.2031 which is a per share 30-day average price of the Company’s shares on the TASE prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the Closing;

An amount of up to $5,000 thousand payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company’s financial results for the year 2019 are published (the “2019 Financial Statements”). The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in ordinary shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 44,756,273 ordinary shares (representing a quotient of half of the maximum EarnOut Amount [i.e. $2,500 thousand] divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company shall pay DiVi at Closing:

An aggregate amount equal to $6,300 thousand (the “Assets Purchase Price”). The Assets Purchase Price shall be paid as follows:

An amount equal to $3,455,258 payable at Closing in immediately payable funds;

An amount equal to $324,742 will be deposited in escrow;

An amount equal to $2,520 thousand, payable at Closing in ordinary shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 ordinary shares.

In connection with the transaction, the Company has agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction. The Company has elected to pay up to 50% of such fee in equity securities of the Company.

On June 12, 2019, the Company completed the acquisition according to the terms mentioned above (the “Closing”).

The allocation of the purchase price has been based upon estimates of the fair value of assets acquired and liabilities assumed as of the Closing date. Management, with the assistance of independent valuation specialists, is currently assessing the fair value of the tangible and intangible assets acquired and liabilities assumed. A final determination of the fair value of NetNut’s assets and liabilities is still subject to the completion of further analyses from those included in these condensed consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - BUSINESS COMBINATION (continued):

The tables below summarize the total purchase price paid for NetNut, and the amounts of assets acquired, and liabilities assumed, as of the Closing date, at their fair values, based on the provisional allocation of the purchase price:

		As of June 12, 2019
		(Unaudited)
		U.S. dollars in thousands
Purchase price:
Share consideration calculation:
Company’s market price per share	$0.05137
Number of shares to be issued	69,461,737
Share consideration		3,568
Cash consideration		5,820
Contingent consideration		2,008
Total purchase price		11,396

The market price per share is the share closing price in the TASE as of June 12, 2019, translated into U.S. dollars using the exchange rate as of such date.

The fair value of the contingent consideration was valued using a Monte Carlo model with the expected sales and volatility as well as the discount rate being the primary inputs.

Transaction costs were charged to profit or loss under “general and administrative expenses”.

As of June 12, 2019
(Unaudited)
U.S. dollars in thousands
The fair values of the identifiable assets and liabilities:
Cash and cash equivalents	79
Trade accounts receivable	130
Other accounts receivable	175
Property, plant and equipment	14
Right of use assets	405
Servers	199
Technology and supplier relations	4,651
Customer relations	259
Short-term loan	(24)
Trade accounts payable	(170)
Other accounts payable	(343)
Contract liabilities	(99)
lease liabilities	(443)
Deferred taxes liabilities	(1,026)
Total identifiable net assets at fair value	3,807
Goodwill	7,589
Total purchase price	11,396

Technology and supplier relations and customer relations are amortized on a straight-line basis over 5 years and 7.5 years, respectively. Goodwill of primarily represented the value of expected synergies arising from the acquisition as well as assembled workforce, and was allocated entirely to the NetNut segment.

From the date of acquisition, NetNut had contributed $119 thousand to the revenue of Safe-T and had increased loss from continuing operations of Safe-T by $73 thousand. If the business combination had taken place on 1 January 2019, consolidated pro-forma revenue and loss from continuing operations would have been $2,047 thousand and $6,445 thousand for the 6 months ended 30 June 2019.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares.

	Six-month period ended June 30		Three-month period ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands

Loss attributable to Company’s owners	(2,510)	(3,912)	(226)	(2,308)
The weighted average of the number of issued ordinary shares (in thousands of shares)	112,141	21,552	122,350	22,781
Basic loss per share (dollar)	(0.02)	(0.18)	(0.00)	(0.10)

b.	Diluted

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of ordinary Company shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

	Six-month period ended June 30		Three-month period ended June 30
	2019	2018	2019	2018
	U.S. dollars in thousands
Loss attributable to Company’s owners, used in computation of basic loss per share	(2,510)	(3,912)	(226)	(2,308)
Adjustment in respect of the finance income	(731)	(692)	(1,098)	(180)
	(3,241)	(4,604)	(1,324)	(2,488)
The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands of shares)	112,141	21,552	122,350	22,781
Adjustment in respect of incremental shares assuming dilutive ordinary shares	22,298	1,084	92,280	404
	134,439	22,636	214,630	23,185
Diluted loss per share (dollar)	(0.02)	(0.20)	(0.01)	(0.11)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - LOSS PER SHARE (continued):

When calculating the diluted loss per share for the six-month period ended June 30, 2019 the Company accounted for the dilutive effect of the derivative financial instruments and the Convertible Debentures for the six- and three-months period. For the six- and three-month period ended June 30, 2018 the Company accounted for the dilutive effect of the anti-dilution mechanism and for the year ended December 31, 2018 the dilutive effect of the derivative financial instruments and anti-dilution mechanism. Other financial instruments were not accounted for when calculating the diluted loss per share since their effect, on a fully diluted basis, is anti-dilutive.

NOTE 10 - SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker examines the performance of the operating segments based on revenues and adjusted operating profit (loss), which is calculated based on operating profit (loss) before depreciation and amortization and the effects of share-based payment transactions.

As of June 30, 2019, and following NetNut acquisition at June 12, 2019, the Company has two operating segments: The Company, including Safe-T and Safe-T Inc. (collectively - “Safe-T”) and NetNut.

	Safe-T	NetNut	Total
	Six-month period ended June 30, 2019
	U.S. dollar in thousands
Revenues	702	119	821

Adjusted cost of revenues	(185)	(33)	(218)
Adjusted operating expenses	(3,733)	(142)	(3,875)
Adjusted operating loss	(3,216)	(56)	(3,272)
Share-based payments			(684)
Depreciation and amortization			(277)
Operating loss			(4,233)
Financial income			1,720
Taxes on income			3
Net loss for the period			(2,510)

	Safe-T	NetNut	Total
	Three-month period ended June 30, 2019
	U.S. dollar in thousands
Revenues	275	119	394

Adjusted cost of revenues	(82)	(33)	(115)
Adjusted operating expenses	(1,644)	(142)	(1,786)
Adjusted operating loss	(1,451)	(56)	(1,507)
Share-based payments			(430)
Depreciation and amortization			(162)
Operating loss			(2,099)
Financial income			1,870
Taxes on income			3
Net loss for the period			(226)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SEGMENT INFORMATION (continued):

Revenues with major customers at Safe-T:

	Six-month period ended June 30, 2019	Three-month period ended June 30, 2019
	U.S. dollar in thousands
Revenues from major customers	102	46

	Percentage form total revenues
Customer A	12%	-
Customer B	-	12%

NOTE 11 - SUBSEQUENT EVENTS:

Warrants exercise, Green-Shoe Option exercise and Debenture conversions

On July 22, 2019, the Company signed a Repricing Agreement with the Lenders which in exchange for the exercise of 724,636 Warrants into ADSs, the Company will reduce the exercise price of these Warrants to $1.38 per ADS. The Repricing Agreement was considered as a dilutive issuance, and as a result triggered also the adjustment of the Debenture conversion price and the exercise price of the Warrants to $1.38.

Following the execution of the Repricing Agreement, the Lenders exercised the said Warrants into 724,636 ADSs (representing 28,985,440 ordinary shares of the Company) on July 24, 2019 for consideration of $1 million.

On August 30, 2019, the Company signed an additional Repricing Agreement (the “Additional Repricing Agreement”) with one of the Lenders which in exchange for the exercise of 100,392 Warrants into ADSs, the Company will reduce the exercise price of these Warrants to $0.9961 per ADS. The Additional Repricing Agreement was considered again as a dilutive issuance, and as a result triggered another adjustment of the Debenture conversion price and the exercise price of the Warrants to $0.9961.

Following the execution of the Additional Repricing Agreement, the Lender exercised the said Warrants into 100,392 ADSs (representing 4,015,680 ordinary shares of the Company) on August 30, 2019 for consideration of $0.1 million.

On August 30, 2019, the Company signed a second Securities Purchase Agreement, according to which the Company obtained another convertible loan with one of the Lenders, who exercised his Green-Shoe Option in the amount of $0.4 million. The debentures will have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The debentures conversion price was set at $0.9961 per ADS.

The conversion price of the debentures will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance, and the debentures contain other customary anti-dilution features, with the Black-Scholes value of the debentures payable upon the occurrence of a fundamental transaction. The Company can redeem the debentures upon 20 trading days prior notice to the Lenders at 120% of the principal amount of the debentures, plus accrued interest.

The Lender was granted a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing.

During the period from July 1, 2019 to the reporting date, the Lenders were issued 760,738 ADSs upon conversion of Debentures (representing 30,429,520 ordinary shares of the Company).

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